# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0000950170-25-018938
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yard, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,715,111; shared voting power 0; sole dispositive power 18,715,111; shared dispositive power 0; aggregate amount beneficially owned 18,715,111 (13.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on January 30, 2025 (as amended, the "Schedule 13D"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On February 13, 2025, a Reporting Advisory Subsidiary, in its capacity as an investment advisor to certain client accounts, bought 88 Class A Shares at a price of $39.55 per share. As a result, BPM has been designated authority to file this Amendment No. 2 with respect to a total of 130,708 Class A Shares beneficially owned by the Reporting Advisory Subsidiaries, which were acquired for an aggregate purchase price of $4,447,803. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Reporting Advisory Subsidiary. Transactions made for investment purposes in the ordinary course of business of the Reporting Advisory Subsidiary are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by the GIP Entities for their own accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

February 2025 Option Exercise

On February 14, 2025, pursuant to the February 2025 Underwriting Agreement, the Underwriter exercised its option to purchase 1,650,000 Class A Shares from Blue Holding at $39.11 per share (the "February 2025 Option Exercise"). The February 2025 Option Exercise was consummated on February 19, 2025. In connection with the sale, Blue Holding redeemed 1,650,000 OpCo Class B Units for a corresponding number of Class A Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.

The beneficial ownership set forth herein is based on 116,736,900 Class A Shares outstanding following the consummation of the February 2025 Option Exercise plus 17,686,403 Class B units beneficially owned by the GIP Entities and convertible at any time into Class A Shares on a one-to-one basis.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 2, there have been no transactions in the Class A Shares or Opco Class B Units since Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares that may be beneficially owned by the Reporting Business Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As of February 18, 2025, accounts managed by the Reporting Business Units have entered Long Derivative Agreements in the form of cash-settled swaps with respect to 30,413 Class A Shares (representing economic exposure to less than 0.1% of the total issued and outstanding Class A Shares as of February 18, 2025). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Long Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the Class A Shares that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by the Reporting Business Units have entered into Short Derivative Agreements in the form of cash-settled swaps with respect to 138,254 Class A Shares (representing economic exposure to approximately 0.1% of the total issued and outstanding Class A Shares as of February 18, 2025). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Short Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the Class A Shares that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the Class A Shares that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Julie Ashworth, Attorney-in-Fact (02/19/2025)